

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2021

Raul Jacob
Chief Financial Officer
Southern Copper Corporation
1440 East Missouri Avenue
Suite 160
Phoenix, AZ 85014

   Re: Southern Copper Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2020
     Response Dated October 4, 2021
     File No. 001-14066

Dear Mr. Jacob:

  We have reviewed your October 4, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2021 letter.

Form 10-K for Fiscal Year Ended December 31, 2020

General

1. In your response to comment 1, you state that you considered the indirect consequences of climate-related regulation or business trends and determined those consequences have not been material. Please tell us more about your basis for this determination by better describing how how you expect climate change to affect demand for your products or impact your reputation. Your response should specifically address the individual items from our prior comment. For example, your response notes an anticipated increase in demand for certain products you produce which are "essential in the manufacturing processes of technologies needed for migrating to low carbon economies," but does not explain how it could benefit you.

2.   Your response to prior comment 2 states that you do not believe weather-related impacts on your major customers or suppliers have been material. However, we also note disclosure in your Form 10-K which states that the potential physical impacts of climate change may adversely impact the cost, production, and financial performance of your operations. Revise this disclosure to also address how weather-related impacts may affect your customers or suppliers or further explain to us why you do not believe they could potentially be affected.

3.   We note from your response to comment 3 that you do not believe transition risks related to climate change are material to you or your operations. However, it does not appear that you have addressed the specific elements of our prior comment or explained the basis for your conclusion regarding materiality. Tell us about specific transition risks, such as those related to policy and regulatory changes, market trends, credit risks, or technological changes, and explain in more detail how you considered providing expanded disclosure in your SEC filings.

4.   Your response to prior comment 4 states that there were no material increased compliance costs related to regulations regarding climate change in the regions where you operate. Tell us about the compliance costs you incurred to comply with laws and regulations related to climate change and explain how you concluded the related amounts were not material (with quantitative support).

5.   We note from your response to prior comment 5 that you had no material purchase or sale of carbon credits or offsets for the periods presented. Provide us with quantitative information to support this statement.

     You may contact Diane Fritz (Staff Accountant) at (202) 551-3331 or Brad Skinner (Office Chief) at (202) 551-3489 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation